UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                          AMENDMENT NO. 3 TO FORM 10-SB



                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934



                          CONSOLIDATED OIL & GAS, INC.
                 (Name of Small Business Issuer in its charter)


           Nevada                     000-51667                  91-2008446
           ------                     ---------                  ----------
(State or other jurisdiction     (Commission File No.)        (I.R.S. Employer
     of incorporation or                                     Identification No.)
       organization)


                            316 Main Street, Suite L
                                Humble, TX 77338
                                ----------------
                    (Address of principal executive offices)

                                 (281) 446-7122
                                 --------------
                           (Issuer's telephone number)



Securities to be registered under Section 12(b) of the Act:

       Title of each class                 Name of each exchange on which
       to be so registered                 each class is to be registered
       -------------------                 ------------------------------
              None                                     None


Securities to be registered under Section 12(g) of the Act:

                         Common Stock, par value $0.001
                         ------------------------------
                                (Title of class)

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
                                     PART I

Item 1.  Description of Business ..............................................1
------   Business Development .................................................1
         Business of Issuer ...................................................1

Item 2.  Management's Discussion and Analysis .................................5
------   Results of Operations - Fiscal Year 2005 Compared with
             Fiscal Year 2004 .................................................5

Item 3.  Description of Property .............................................16
------

Item 4.  Security Ownership of Certain Beneficial Owners and Management ......20
------   Changes in Control ..................................................21

Item 5.  Directors and Executive Officers, Promoters and Control Persons .....21
------   Family Relationships ................................................22
         Involvement in Certain Legal Proceedings ............................22

Item 6.  Executive Compensation ..............................................23
------

Item 7.  Certain Relationships and Related Transactions ......................23
------

Item 8.  Description of Securities ...........................................24
------   Common Stock ........................................................24
         Voting Rights .......................................................24
         Dividend Rights .....................................................24
         Liquidation Rights ..................................................24
         Preemptive Rights ...................................................24
         Registrar and Transfer Agent ........................................24
         Dissenters' Rights ..................................................24
         Stock Split .........................................................25

                                     PART II

Item 1.  Market Price of and Dividends on Our Common Stock and Related
------       Stockholder Matters .............................................25
         Legal Proceedings ...................................................26
         Changes In and Disagreements With Accountants on Accounting and
             Financial Disclosure ............................................26
         Recent Sales of Unregistered Securities .............................27
         Indemnification of Directors and Officers ...........................29

                                    PART F/S

Index to Financial Statements ................................................30

                                    PART III

Index to Exhibits ............................................................31

Signatures ...................................................................32

Item 1.  Description of Business
------

         Business Development

         We were incorporated in Nevada on August 18, 1999. Our name then was Iowa Industrial Technologies, Inc. On August 27, 2003 we merged with another Nevada corporation, Consolidated Oil & Gas, Inc., which had been incorporated in Nevada on November 12, 1999. We were the surviving corporation in the merger and changed our name to Consolidated Oil & Gas, Inc.

         Business of Issuer

         We explore for and produce oil and gas that we sell to oil and gas gatherers. The gas sometimes is sold directly to the public utility companies. We do our exploration with working interest partners and oil and gas companies that wish to invest in the oil and gas business. A working interest partner buys a percent in a project or well and receives a share of the monthly net revenue of that well (gross revenue less royalties, taxes and operating expenses) based on his percentage of ownership in the well or project. If a well experiences a net loss for a month, a working interest partner is billed for his percentage share of the costs of operating the well in excess of the revenues received. In all of the projects we have, we are the operating working interest partner and the other working interest partners have no involvement in the management of the well or project. The working interest partner receives a recordable assignment for his share of the well or project. The share of revenues and expenses of the working interest partners is not included in the revenue and expenses of our company.

         We own equipment to both drill new wells and to work-over old wells. A new well is to find a location and drill a new well from the ground to the depth at which various types of geological studies indicate one may find oil or gas. To work-over a well is to locate an existing well bore (hole previously drilled and completed) which either is no longer productive or is lagging in production and do the necessary repairs to either put it back in production or to increase the production already there.

         Our past strategy has been to find wells that need to be worked-over and to apply advanced technology to create additional production from these wells. Following are some example of advanced technology which is in use today that were not in use when these wells previously produced.

         1. Nitrogen clean out process, which is to pump nitrogen down the well bore to get the gases acting again to create new production.

         2. Use of coil tubing units to clean out lateral lines on the well bores.

         3. Use of cased logging technology with advanced computer enhancement to identify potential producing zones of oil and gas.

         4. Use of horizontal drilling techniques which may not have been available when the original well was drilled. This is to shoot a horizontal line out from the vertical well bore to gain production from a larger area under the ground.

         5. New fracturing technology that exerts horizontal fractures in the formation.

         We plan to identify undeveloped prospects and drill new wells in 2006 as well as continue our re-entry operations. In late 2005 and early 2006, we have leased 1,255 acres in South Texas on which 10 drilling locations have been identified. By leasing this property, we mean we have acquired certain rights to the minerals under the property from the mineral owners. When we lease a property we have from one to two years to gain production from that property and then the lease is held in perpetuity as long as there is commercial production from the property. The owner of the mineral rights, whom we lease the property from, gets a royalty from whatever production we get from the property. The royalties usually run 16% to 25% of the gross revenue (net of state oil & gas taxes) from the production. We are in the process of completing the leases of the mineral rights of approximately 1,500 acres in the same area in which we already have leases. We have identified another 10 drilling sites on this acreage. We have completed negotiations with mineral owners of 612 acres of this tract of land. If we are successful in acquiring this tract of mineral interests we anticipate paying a 25% royalty to the mineral owners. We will need approximately $100,000 to complete the purchase of these mineral leases. We have not identified the source of these funds. We will have to seek loans, equity placements, or sell off working interests in projects we acquire to be able to complete these purchases. There can be no assurance that we will be able to raise the funds necessary for the projects and mineral leases we are attempting to acquire.

         One of the wells on the above mentioned leases has been successfully completed and another is in the process of being drilled. To complete a well means to drill the hole, test the productions zones, set and cement casing to the depth of the hole and to set tubing in the hole for production any other equipment necessary for the production of oil and gas from the well. Completing a well does not mean that we will be successful in producing oil and/or gas from the well. After completion it is necessary to perforate a well in the zones that tests indicate a possibility of oil or gas. Perforating is to blast a hole through the tubing and casing, into the formation to see if oil or gas comes to you. Depending on results, you may or may not start to see commercial quantities of oil or gas for production and other steps may be taken, such as fracturing (blasting sand or other substances into the formation to loosen the crevices that oil or gas may be trapped in). If you are successful in getting commercial quantities of oil and gas, above ground equipment will be necessary to begin production.

         Beginning in late 2003 with a tightening of the availability of oil field equipment, we began looking for leases with workover possibilities on which we could take advantage of the use of our own equipment. As a result we acquired several leases with workover possibilities in the South Texas and West Texas areas. ("Workover possibilities" means that an examination of the electronic logs that were obtained when a well was first drilled and an examination of its production history suggest that an application of the new technology described above could revive the well and make it productive.) After acquiring a lease it is our practice to find a partner to put up the project's development money for a working interest in the project. (The term "working interest" applies to parties that must bear the costs of drilling and operating a well, as distinguished from the owners of "royalty interests" who bear no costs but share in the production.) To date we have paid to the entities putting up the development money 100% of the working interest revenue in the projects until payout. After payout to the provider of the development money, we will participate in the working interest revenues at amounts varying from 20% to 50%. In future projects we plan to share in revenues from the first dollar with our working interests partners in proportion to our ownership. We charge the project for the use of our workover equipment at a rate not to exceed the going rate in the area.

         In 2004 we raised $1,002,000 and spent $1,043,000 on four such projects. In 2005 we raised $1,477,000 and spent $1,398,000 on six projects.

                  Distribution Methods

         We distribute oil and gas that we produce through oil and gas gathering companies with the gas sometimes being sold directly to public utility companies.

         Our distribution agreements for oil provide for an oil wholesaler to pick up oil from our tanks and pay us according to the market prices at the time the oil is picked up at our tanks. There is a great demand for oil and there are several companies we can have pick the oil up. We have no long-term contracts with any one company.

         Our distribution agreements for gas provide for us to tap into the distribution line of a gas distribution company, and we are paid for our gas at the market price at the time of delivery less any transportation charge from the gas transmission company. These charges can range from 5% to 30% of the market value of the gas depending on the need of the particular transmission company.

                  Competitive Business Conditions

         Because of historic high prices for oil and gas, there are many companies competing for the leasehold rights to good oil and gas prospects. And, because so many companies are again exploring for oil and gas, there is a shortage of equipment available to do drilling and workover projects.

         We believe we have an advantage over many small companies, because we own our own drilling and workover equipment and do not have to wait for contract equipment and crews, which are in short supply at the current time.

         One way we compete with other exploration or development companies is our practice of allowing our investors to recoup their entire investments in our wells before we attain the right to share in the production from the wells.

                  Source and Availability of Raw Materials

         Other than drilling mud, we have no significant raw materials. However, we make use of numerous oil field service companies in the drilling or workover of wells. We operate now only in Texas, where there are numerous oil field service companies. Some of the better known ones are Halliburton and Schlumberger.


                  Dependence on One or a Few Customers

         There is a ready market for the sale of crude oil or natural gas. We sell our production to many different purchasers, most of whom pay similar prices that vary with the international spot market prices.

                  Patents, Trademarks, Royalties, Etc.

         We have no patents, trademarks, licenses, concessions, or labor contracts. We pay royalties to mineral owners and owners of overriding royalties on oil and gas leases. These royalties range from 16.67% to 30%. The leases are good and royalties are owed as long as there is production on the property.


                  Government Approvals

         We are required to get approval from the Texas Railroad Commission before work can begin on any well and before production can be sold. We have all of the required permits on the properties currently in operation.

                  Existing or Probable Governmental Regulations

         We currently are active only in Texas. Developing and operating oil and gas properties in Texas is highly regulated by the Texas Railroad Commission. Other states have their own agencies that regulate this industry, and in some areas of exploration and production, the United States government regulates the industry.

         Regulations, whether State or Federal, control numerous aspects of drilling and operating oil or gas wells, including the care of the environment, the safety of the workers and the public, and the relations with the owners and occupiers of the surface lands within or near the leasehold acreage. The effect of these regulations, whether State or Federal, is invariably to increase the cost of operations.

         The costs of complying with the Texas Railroad Commission include a permit for drilling a well before beginning a project, which is usually around $500. Other compliance matters have to do with keeping property free of oil spills and the plugging of wells when they no longer produce. If oil spills are not cleaned up on a timely basis fines can range from just a few dollars to as high as five thousand dollars. The Company has people who visit the properties on a daily basis to be certain there are no mishaps which are not corrected promptly. The other significant cost of compliance with the Texas Railroad


Commission is the plugging of wells after their useful life. This is usually a small amount ($2,500 to $5,000) per well. In most instances there is pumping equipment and pipe which can be salvaged to offset most if not all of that cost.
Plugging a well consists of pumping cement into the well bore sufficient to prevent any oil and gas zone from ever leaking and contaminating the fresh water supply.

                  Costs and Effects of Compliance with Environmental Laws

         There is a cost in complying with environmental laws that is associated with each well that is drilled or operated, which cost is added to the cost of the operation. Each well will have an additional cost associated with plugging and abandoning the well when it is no longer commercially viable. The estimated costs of dismantlement and abandonment of depleted wells are estimated to be relatively immaterial in amount and we believe the salvage value of the equipment on the wells will be sufficient in amount to cover any such costs.

                  Number of Employees

         We have twenty-five full-time employees.

Item 2.  Management's Discussion and Analysis
------

         The following table sets forth, as a percentage of sales, an analysis of several line-items of our Statement of Operations.

                                    For the Years Ended     For the Three Months Ended
                                         December 31                 March 31
                                    -------------------     --------------------------
                                    2004           2005     2005                  2006
                                    ----           ----     ----                  ----
       Revenues                     100             100      100                   100
       Cost of Revenues             109              84       80                  (103)
       Gross Margin                 (9)              16       20                    (3)
       General, Selling and
       Administrative Expenses       24              23       19                    32
       Net Income (Loss)            (33)             (7)       1                   (35)


         Results of Operations

                  Sales

         Revenues of $1,701,994 in fiscal year (FY) 2005 were two times revenues of $828,763 in FY 2004. The increase of $873,130 is attributable to having a full year of drilling activity. In 2004 the company did not commence drilling activity until July of that year.

         The sources of revenue for 2004 and 2005 are as follows:

                                                                     Increase or
                                              2004         2005      (Decrease)
                                           ----------   ----------   ----------
Gas and oil sales                          $   50,080   $   33,890   $  (16,190)
Contract drilling revenue                     778,683    1,665,994      903,801
Other income                                     --          2,009        2,009
                                           ----------   ----------   ----------

Total Revenue                              $  828,763   $1,701,893   $  873,130


         Gas and oil sales are primarily from one well in which we have a 70% working interest. Sales from this well were lower by $16,190 in 2005 as compared to 2004. This is because production from the well was shut down for a period of time in 2005 for repairs. Oil and gas sales are only from our share of the working interest ownership in a property. We only record the income and expenses from the working interest portion of the wells we own. Example: If we sell off 60% of the working interest in a well, we only record 40% of the revenue after royalties as oil and gas sales on our books. The royalty portion of the income and the other 60% of the working interest portion is recorded as a liability on our balance sheet. Likewise we only record 40% of the expense as lease operating expense with the balance being recorded as a receivable on our balance sheet. These items are netted for reporting purposes.

         Contract drilling revenue is the revenue derived from the sale of working interests in the properties which we develop. The company typically buys the mineral rights to a property and then sells off portions of that property in working interest to other buyers. The working interest revenue is used to develop the property. If the cost of developing a property is less than what a working interest owner paid for his working interest, we make a profit on this facet of our business. At the time of a sale of a working interest in a property, it is unknown whether a profit or a loss will result from the drilling activity. We always add a contingency amount to our calculations of what the costs will be and an additional amount for our promotion of the project. This is standard practice in the industry.

         Contract drilling revenue increased $903,801 in 2005 over the sales in 2004. This increase was due to having a full year of drilling activity in 2005 as compared to only a half year in 2004. In 2004 the company did not commence this type of activity until July of that year. Consequently we spent more time developing properties in 2005 resulting in additional revenues.

         Other income in 2005 was a gain from the sale of a truck and from the sale of some scrap metal on the properties.

                  Interim Results - 1st Quarter 2006 compared with 1st Quarter 2005


         Revenues of $591,594 in the three months ended March 31, 2006 were 1.3 times revenues of $457,890 in the three months ended March 31, 2005. The increase of $133,704 is attributable to an increase in our drilling activities. The Company was doing workover projects in 2005 and in 2006 is doing new drilling projects which are more expensive projects to complete. The more expensive drilling projects involve drilling new wells, rather than workovers of earlier wells that already have the drilling, testing and casing work done and paid for. Thus, an investor must pay more for a new well than for a workover well.


         The sources of revenue for the three months ended March 31, 2005 and 2006 are as follows:

                                                                     Increase or
                                              2004         2005      (Decrease)
                                           ----------   ----------   ----------
Gas sales                                  $    6,671   $    5,031   $   (1,640)
Oil sales                                        --          4,670        4,670
Contract drilling revenue                     451,219      581,893      130,674
                                                 --           --           --
                                           ----------   ----------   ----------
Total Revenue                              $  457,890   $  591,594   $  133,704

         Gas and oil sales are primarily from one well in which we have a 70% working interest. Sales from this well were lower by $1,640 in 2006 period as compared to the 2005 period. This was due to approximately a 40% decline in production of the well which was partially offset by approximately a 25% increase in the selling price of gas in 2006 as compared to 2005. The additional revenue came from the sale of oil from a well which has very little production. Production from that well is inconsistent and quantities do not accumulate in sufficient amounts to have monthly sales. Sales from this well may not be expected again for over a year.

         Contract drilling revenue is the revenue derived from the sale of working interests in the properties which we develop. The company typically buys the mineral rights to a property and then sells off portions of that property in working interest to other buyers. The working interest revenue is used to develop the property. Sale of leases increased $130,674 in the first quarter 2006 period over the sales in the 2005 period. This increase is a result of more business done in 2006 over 2005.

                  Cost of Sales and Gross Margin

         The cost of sales of $1,438,989 in FY 2005 was 1.6 times the cost of sales of $901,320 in FY 2004. The cost increase is primarily due to an increase in the volume of sales in 2005 as compared to 2004 and a corresponding increase in costs. Gross margin of $262,909 in FY 2005 - 16% of sales - compares with gross margin (loss) of ($72,557) in FY 2004 - (9) percent of sales. The increase in gross margin in FY 2005 over FY 2004 was because the company recognized the need to charge higher prices for the development of wells.

COSTS and EXPENSES for 2004 and 2005 are as follows.

                                                                     Increase or
                                              2004         2005      (Decrease)
                                           ----------   ----------   ----------

Lease operating expenses                   $   35,167   $   32,211   $   (2,956)
Cost of developing leases                     845,527    1,406,778      561,251
General and administrative                    188,654      374,046      185,392
Exploration and dry hole costs                 20,626         --        (20,626)
Interest expense                                6,369       15,861        9,492
                                           ----------   ----------   ----------

Total Costs and Expenses                   $1,096,343   $1,828,896   $  732,553

         Lease operating expenses are costs related to generating gas and oil sales. These expenses are for such things as utilities, maintenance, and operating labor for well sites. While revenues were down by 32.3% for the year, the expense for this category only decreased by 8.3%. This was primarily due to expenses in working over (repairing the well) in 2005 in hopes lengthening the life of the well.

         Cost of developing leases is the costs associated with buying a lease and working over an old well with the hope of either lengthening its life or increasing its production or both. Major categories of these expenses are as follows:

                                                                     Increase or
                                              2004         2005      (Decrease)
                                           ----------   ----------   ----------

Lease purchases                            $   99,000   $   43,308   $  (55,692)
Equipment rent                                103,670      183,508       79,838
Labor                                          59,807      342,183      282,376
Materials & supplies                          198,760      203,140        4,380
Contract work                                 101,695      189,569       87,874
Repairs to equipment                           21,008       66,620       45,612
Selling costs                                 194,695      309,173      114,478
Depreciation on equipment                      66,892       69,277        2,385
                                           ----------   ----------   ----------

Total Costs and Expenses                   $  845,527   $1,406,778   $  561,251

         Lease purchases represents the amount of upfront money paid to acquire a lease. In some instances a mineral owner will allow you to obtain a lease only for the future royalties he will receive and in other cases the mineral owner will require an up front lease fee (sometime called a lease bonus) as well as future royalties based on production. The amount of fees paid in 2005 was $55,692 less than that paid in 2004 because we were able to obtain most of our leases without paying the lease bonus.

         Equipment rent is the amount spent for renting equipment to do tasks that we do not own equipment for or for which our equipment is not available to do. We spent $79,838 more renting equipment in 2005 than in 2004.

         Labor is the amount spent for labor of people who worked for the company in 2005. It also includes cost associated with the people such as taxes and living expense while working on the projects. It does not include the salaries of the administrative staff. The labor expense in crease from $59,807 in 2004 to $342,183 in 2005, an increase of $282,376. This was because we had crews working all of 2005 and only part of 2004. We also had more than one crew working in 2005 and did more of the work with our own crews rather than having contractors perform the work as is reflected in a decrease in the work done by contractors of $87,874 from the cost of work done by contractors in 2004.

         Materials & supplies is the amount spent on various materials to work on the projects. This can include pipe, pumps, tanks, chemicals, pumping units and various other materials used to re-work a well. The amount spent for these type of items increased only $4,380 from the $198,760 spent in 2004. The reason this type of expenditure did not increase in proportion to the sales is because more time was spent on the activities related operation of the work-over rig (the equipment used to drill and to pull pipe in and out of the well bore. This type of work is more labor intensive as reflected in the increase in labor in 2005 over 2004.

         Contract work is the amount spent on outside contractors to do work which we are not set up to do or do not have the manpower or equipment to accomplish. This cost increased from $101,695 in 2004 to $189,669 in 2005 or an increase of $87,874. These cost increases were attributable to a higher volume of operations in 2005 than in 2004.


         Repairs to equipment is the cost of repairing equipment owned by us. This cost increased from $21,008 in 2004 to $66,620 in 2005 or an increase of $45,612, more than double the cost in 2004. The major reason for this increase in excess of normal increases of extra volume is that we had some equipment vandalized in 2005 which cot approximately $25,000 for repairs.

         Selling costs are the expenses incurred in the selling of working interest in the wells and is made up mostly of commissions and the increase of $114,478 in 2005 over 2004 is attributable to an increase in sales.

         Depreciation on equipment is the depreciation taken on the equipment owned by us. It increased by $2,385 in 2005 over 2004 from $66,892 to 69,277. This was from a few new items of equipment purchased in 2005. The was an increase in the cost of equipment owned by us of $250,032 form 2004 to 2005. However, most of this equipment was purchased in late 2005 and was not placed in service until early 2006 as it was being refurbished at year end and no depreciation was taken on it. There will be a significant increase in depreciation in 2006.

                  Interim Results - 1st Quarter 2006 compared with 1st Quarter 2005

COSTS and EXPENSES for the three months ended March 31, 2005 and 2006 are as follows.

                                                                     Increase or
                                              2005         2006      (Decrease)
                                           ----------   ----------   ----------
Lease operating expenses                   $    2,024   $    3,357   $    1,333
Cost of developing leases                     365,139      604,262      239,123
General and administrative                     84,802      170,751       85,949
Interest expense                                  540       19,220       18,680
                                           ----------   ----------   ----------
Total Costs and Expenses                   $  452,505   $  797,590   $  345,085

         Lease operating expenses are costs related to generating gas and oil sales. These expenses are for such things as utilities, maintenance, and operating labor for well sites. The increase in expenses of $1,333 in 2006 over 2005 had to do with maintenance on the well in operation.

         Cost of developing leases is the costs associated with buying a lease and working over an old well with the hope of either lengthening its life or increasing its production or both (a re-entry) or drilling a new well. In 2005 the costs are for re-entry of old wells and in 2006 the costs are associated with drilling new wells. The cost as a percent of sales was significantly higher in the period ended March 31, 2006 than the same period in 2005. We went into drilling new oil and gas wells in 2006, something the company had not done in the past. In the past we did re-entries on old oil and gas wells. We did not anticipate some of the expenses encountered in this new drilling and did not estimate our costs correctly. Therefore we did not charge working interest investors enough to drill these wells without incurring a loss. Major categories of these expenses are as follows:

                                                                     Increase or
                                              2005         2006      (Decrease)
                                           ----------   ----------   ----------
Equipment rent                             $   82,388   $   23,939   $  (58,449)
Labor                                          72,800      133,458       60,658
Materials & supplies                           59,408      124,276       64,868
Contract work                                  81,596      188,616      107,020
Repairs to equipment                            1,224        2,503        1,279
Selling costs                                  51,000      100,760       49,760
Depreciation on equipment                      16,723       30,710       13,987
                                           ----------   ----------   ----------
Total Costs and Expenses                   $  365,139   $  604,262   $  239,123

         Equipment rent is the amount spent for renting equipment to do tasks that we do not own equipment for or for which our equipment is not available to do. We spent $58,449 less renting equipment in the period ending in 2006 than in 2005. This was because we purchased significant amounts of equipment in late 2005 and early 2006 and were able to use our own equipment on projects we previously rented equipment on.

         Labor is the amount spent for labor of people who worked for the company. It also includes costs associated with the people such as taxes and living expense while working on the projects. It does not include the salaries of the administrative staff. The labor expense increase in the period ended March 31, 2006 increased $60,658 from the same period in 2005. This was because we used our own crews more as a result of owning more of our own equipment in the 2006 period.

         Materials & supplies is the amount spent on various materials to work on the projects. This can include pipe, pumps, tanks, chemicals, pumping units, water, drilling mud and various other materials used to drill a well. The amount spent for these type of items increased $64,848 in the period ended March 31, 2006 from the same period in 2005. In the 2005 period we were doing reworks of old wells which many times already have pipe, tubing, casing and other material items. In 2006 we were drilling new wells and all of these type items must be provided for a new well.

         Contract work is the amount spent on outside contractors to do work which we are not set up to do or do not have the manpower or equipment to accomplish. This cost increased from $81,596 in 2005 to $188,616 in 2006 or an increase of $170,020. These cost increases were because of the high volume of additional services required to drill new wells as compared to reworking an old well which was being done in 2005. Some of these additional costs include mud loggers, cement crews for casing installation and additional perforating.

         Repairs to equipment is the cost of repairing equipment owned by us. This cost increased from $1,224 in the period ended March 31, 2005 to $2,503 the same 2006 period or an increase of $1,279 more than double the cost in 2005. While this was not a large volume increase in 2006, we expect this component of cost to continue to increase because of the additional equipment which has recently been purchased.

         Selling costs are the expenses incurred in the selling of working interest in the wells and are made up mostly of commissions. This cost increased $49,760 to $100,760 in the three months ended March 31, 2006 from the $51,000 for the same period in 2005. In 2005 some of the working interests sold did not have any costs associated with them. The cost in 2006 as a percent of sales is consistent with the amount we expect to pay to continue to sell working interests in projects.

         Depreciation on equipment is the depreciation taken on the equipment owned by us. It increased by $13,987 in the three months ended March 31, 2006 over the same period in 2005 from $16,723 to $30,710. This was because of an increase in the amount of equipment owned and operated by the company.

                  General, Selling and Administrative Expenses

         General, selling and administrative expenses of $389,907 in FY 2005 were $194,907 (100%) higher than general, selling and administrative expenses of $195,023 in FY 2004. The increase is attributable to the increase in activity in 2005 over 2004 and gearing up for additional activity in 2006.



GENERAL AND ADMINISTRATIVE expense for 2004 and 2005 are as follows.
--------------------------

                                                                     Increase or
                                              2004         2005      (Decrease)
                                           ----------   ----------   ----------

Consulting                                 $   21,446   $   43,528   $   22,082
Auto                                           10,891       40,445       29,554
Payroll                                        89,403      121,427       32,024
Office                                         49,855       98,257       48,402
Professional fees                               5,179       37,003       31,824
Travel                                          7,269       17,748       10,479
Depreciation                                    4,611       15,638       11,027
                                           ----------   ----------   ----------

Total General and Administrative           $  188,654   $  374,046   $  185,392

         Consulting expenses are for hiring people to locate properties, advise on the likelihood of properties having oil and other miscellaneous outside consultants. The current year increase was attributable to an increase in operations over the prior year.

         Auto expense is the expense related to the operation of autos and trucks and also includes any leased autos and mileage paid to employees for the operation of their personal vehicles. This expense increase from $10,891 in 2004 to $40,445 in 2005, an increase of $29,554. In 2004, there was only one person operating a vehicle for the company. In 2005 the company purchased two additional trucks and paid mileage to another employee causing the increase in cost.

         Payroll increased from $89,403in 2004 to $121,427 in 2005, an increase of $32,024. The majority of that increase was from the addition of office staff in 2005.

         Office expenses increased from $49,855 in 2004 to $98,257 in 2005, an increase of $48,402. these expenses include supplies, insurance, computer maintenance, recording fees, software maintenance and most other G & A items not classified elsewhere. The increase in these expenses in consistent with the overall increase in sale for the year.

         Professional fees increased $31,824 to $37,003 in 2005. The increase was mainly attributable to legal fees of $5,880 in preparation for our 10-SB filing and to $23,692 in accounting fees to maintain our books and set up a new oil & gas accounting system.

         Travel expenses increased from $7,269 in 2004 to $17,748 in 2005, an increase of $10,749. These are expenses for travel to review activities at the sites and entertainment for customers and partners.

         Depreciation is on office furniture and fixtures, computers and company vehicles. The increase of $11,027 in 2005 over 2004 is mostly due to company vehicles purchased.

                  Interim Results - 1st Quarter 2006 compared with 1st Quarter 2005

GENERAL AND ADMINISTRATIVE expense for the three months ended March 31, 2005 and 2006 are as follows.

                                                                     Increase or
                                              2005         2006      (Decrease)
                                           ----------   ----------   ----------
Consulting                                 $   23,163   $   35,203   $   12,040
Auto                                            2,865       13,408       10,543
Payroll                                        21,427       26,559        5,132
Office                                         23,298       28,385        5,087
Professional fees                               7,852       57,160       49,308
Travel                                          5,044        5,414          370
Depreciation                                    1,153        4,622        3,469
                                           ----------   ----------   ----------
Total General and Administrative           $   84,802   $  170,751   $   85,949

         Consulting expenses are for hiring people to locate properties, advise on the likelihood of properties having oil and other miscellaneous outside consultants. The company hired some outside consultants to do some geological work on some properties it was considering acquiring which increased this expense in 2006 over 2005.

         Auto expense is the expense related to the operation of autos and trucks and also includes any leased autos and mileage paid to employees for the operation of their personal vehicles. This expense increased from $2,865 in the three months ended March 31, 2005 to $13,408 in the same period in 2006, an increase of $10,543. In 2005, there was only one person operating a vehicle for the company. In 2006 the company had purchased three additional trucks and paid mileage to another employee causing the increase in cost.

         Payroll increased from $21,427 in 2005 to $26,559 in 2006, an increase of $5,132. The majority of that increase was from the addition of office staff in 2006.

         Office expenses increased from $23,298 in 2005 to $28,385 in 2006, an increase of $5,132. These expenses include supplies, insurance, computer maintenance, recording fees, software maintenance and most other general and administrative items not classified elsewhere. The increase in these expenses was mostly in telephone and postage costs in communicating with investors.

         Professional fees increased $49,308 to $57,160 for the three months ended March 31, 2006. The increase was mainly attributable to legal fees of $4,217 in preparation for our Form 10-SB filing and an increase in audit fees of $34,446 from $1,500 to $35,946 in the cost of our annual audit fees, which included having our 2004 audit redone, and $5,000 for an investment advisor. Our general accounting cost increased $4,217.

         Travel expenses increased $370 for the three months ended March 31, 2006 over the same period in 2005.

         Depreciation is on office furniture and fixtures and computers. The increase of $3,459 in 2006 over 2005 is mostly due to new computers and an oil and gas software program.

INTEREST EXPENSE increased from $540 for the three months ended March 31, 2005 to $19,220 for the same period in 2006, an increase of $18,680. This is because we took out a short-term note of $100,000 (increased in early 2006 to $200,000) for an equipment purchase in late 2005 at a rate of 4% per month (48% annual). We have not been able to obtain conventional financing. Since the end of the quarter ended March 31, 2006 we have renewed the note twice with interest of $50,000 from April 10 to May 10 and interest of $25,000 from May 10 to June 10. On June 10, 2006 we paid the interest to date plus $100,000 in principal and renewed the note for $100,000 until July 10, 2006 at an annual interest rate of 300%.

                  Net Income (Loss)

         We suffered a net loss of $127,003 in FY 2005 and a net loss of $267,580 in FY 2004. The decrease is attributable primarily to a gross profit on leases developed and sold, $259,216 in FY 2005 compared to a loss of $66,844 in FY 2004. This increase in gross profit was partially offset by an increase in general and administrative expenses, $374,046 in FY 2004 and $188,654 in FY 2004.

         We financed our FY 2005 loss of $127,003 primarily through an increase of $229,046 in current liabilities, an increase in notes payable of $57,737, issuances of $174,300 worth of common stock for cash and services and cash contributions from shareholders of $5,000. The cash contribution from shareholders is treated as additional paid-in capital and has no payback requirement. A portion of these funds was used to purchase new equipment and leases of $310,056.

                  Interim Results - 1st Quarter 2006 compared with 1st Quarter 2005

         We suffered a net loss of $205,996 in the three months ended March 31, 2006 compared to a net gain of $5,385 in the same period in 2005. The decrease is attributable primarily to a loss on gross profit on leases developed and sold, ($22,369) in 2006 compared to a gain of $86,080 in 2005. We also had an increase in general and administrative expenses of $85,949 and interest expense of $18,680, all of which are primarily responsible for the net loss in 2006 compared to the small net profit in 2005.

         We financed our loss of ($205,996) for the three months ended March 31, 2006 primarily through an increase of $550,630 in current liabilities, a decrease in current assets of $113,527, an increase in notes payable of $96,059 and issuances of $105,300 worth of common stock for cash and services. These funds were also used to purchase new equipment and leases of $659,520.

                  Liquidity and Sources of Liquidity

         We do not have  capital  sufficient  to meet our cash needs  during the next twelve months, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934. We will have to seek loans, equity placements, and sell off working interests in projects we acquire to cover such costs. While we have been successful in such activities in the past, there can be no assurance that we will be able to continue to obtain additional funds, which may impact our ability to continue as a going concern. The accompanying financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classifications of liabilities that might be necessary should we be unable to continue operations as a going concern.

         No commitments to provide additional funds have been made by management or other stockholders. Accordingly there can be no assurance that any additional funds will be available to the company to allow it to acquire and develop additional properties or cover its expenses as they may be incurred.

         Should our cash assets prove to be inadequate to meet our operational needs, we might seek to compensate providers of services by issuances of stock in lieu of cash.

NOTES PAYABLE at December 31, 2005 are as follows:

Note payable to an unaffiliated individual with a stated interest amount of $12,000 (48% annual rate), interest and principal
     due February 8, 2006, secured by equipment                         $100,000

8% Note payable to a bank, due December 29, 2005
     Secured by a truck                                                   12,568
                                                                        --------

                                                                        $112,568

         The $100,000 debt due February 8, 2006, plus an additional $100,000 (total $200,000) was extended to April 8, 2006. The interest was paid to date on April 8, 2006 and the note was extended to May 10, 2006 with a stated interest of $50,000 (300% annual rate). The interest was again paid on May 10, 2006 and the note renewed until June 10, 2006 with a stated interest of $25,000 (150% annual rate). On June 10, 2006 we paid the interest to date plus $100,000 in principal and renewed the note for $100,000 until July 10, 2006 at an annual interest rate of 300%. Should we default on the payments, we would lose our drilling and workover equipment which would have a negative impact on our business, requiring us to use outside contractors which would be more expensive and may not always be available when we need them. The extremely high interest rate was the best terms we could negotiate under our financial circumstances. The renewals were with the agreement of the lender and the note has never been in default.

         The 8% bank note on a truck has had $4,000 principal paid on it plus interest through March 29, 2006 and has been renewed to June 29, 2006.

                  Off-Balance Sheet Arrangements

         Our company has not entered into any transaction, agreement or other contractual arrangement with an entity unconsolidated with us under which we have

o    an obligation under a guarantee contract,

o    a  retained  or   contingent   interest  in  assets   transferred   to  the
     unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets,

o any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument, or

o any obligation, including a contingent obligation, arising out of a variable interest in an unconsolidated entity that is held by us and material to us where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with us.


Item 3.  Description of Property
------

         We lease approximately 1,000 square feet of modern office space as corporate headquarters, consisting of a large conference room, three offices and a storage room. We also have a field office consisting of approximately 600 square feet of modern office space and a 4,000 square foot shop. The lease expires December 31, 2005 and is automatically renewable on a year-to-year basis. Our monthly rent is $800.

         We own interests in oil and gas leases in Texas on some of which leases there are producing oil and gas wells in which we own part or none of the working interest. Our aggregate interests are set forth below.

                          Productive Wells               Developed Acreage
                          ----------------               -----------------
         County      Gross Wells     Net Wells     Gross Acreage     Net Acreage
         ------      -----------     ---------     -------------     -----------

         Zavala:
              Gas         1          0.7                      40         28
         Frio:
              Oil         1          0.1875                   80         15
         Medina:
              Gas         4          0(1)                    356          0(1)
         Dimmit:
              Oil         9          4.05(2)               1,998        799.2

         Additional information on these leases is as follows.

      Lease       Date        Expiration      County      Royalty    Gross Acres
       Name     Entered                      Location

Glasscock       Mar.-00          HBP          Zavala        30%
                                                                          40
Schweer/
Valenzuela       Aug-04          HBP          Medina        20%          356
VWD              Dec-04          HBP          Dimmit        28%          1998
Rod Ranch        May-05          HBP          Dimmit        28%          620
Lena Buerger
                 Apr-05          HBP           Frio         18%           80
                               1 yr to
House-LaPryor    Oct-05       produce,       Zavalla        22%          434
                              then HBP

                              3 yrs to
Greele           Jan-06       produce,       Zavalla        20%          749
                              then HBP

The above schedule is a summary of the leases we own. All of the leases are with individuals who have no affiliations with the company. They are all located within the state of Texas in the counties indicated. When we indicate the expiration as HPD, it means the well is "held by production". This means that the lease is in existence as long as there is production from wells on the property and the mineral owners are receiving royalty checks.

         (1) We own no interest in any of the wells in Medina County, but through a wholly-owned subsidiary we own a seven-mile-long pipeline that is connected to the producing wells and from the operations of which we charge a transmission fee to the working interest owners of the wells.

         (2) Our working interest in these three wells is a 45-perent interest that is contingent and vests upon the other working interest owners receiving from production their approximately $450,000 investment in the wells. As of February 28, 2006 the other working interest owners had received $69,713 in production revenues.

                               Undeveloped Acreage
                             As of February 28, 2006

                  County             Gross Acres              Net Acres
                  ------             -----------              ---------

                  Zavala                1,183                   1,004

         Gross wells are the total number of oil and gas wells in which we have an interest. Net wells are the ratio of our interest to the total wells. (Example: If we own a well which we have sold off 30% interest to other working interest owners, then we have 70% left as a net well. That means we have 1 gross well and .7 net wells.)

         The same example holds true for gross and net acreage.

         Productive wells are the wells we have that are producing oil and/or natural gas. A non-productive well is a well which has a well bore and has not been shut-in (cemented in and capped). This well bore may or may not be some time in the future be a candidate for a work-over. Dry wells are wells which have been drilled and there are no oil and gas shows on the logs. No oil or gas will ever be produced from a dry well.

         Exploratory wells are wells which are drilled in a non-proven field. Geological studies may indicate the existence of oil or gas but there has not been any proof by previous drilling in the field. Developmental wells are wells drilled or reworked in a field where there are previous discoveries of oil and natural gas. These wells have a much higher probability of being successful than exploratory wells.

         Developed acreage is acreage in which we have leased the mineral rights for oil & gas and have drilled or re-worked wells. Undeveloped acreage is acreage we have leased but have not yet drilled wells. It is available for future drilling programs.

Drilling Activity

         The following table sets forth, for each of the last three fiscal years by geographic areas in Texas, the number of net productive and dry exploratory wells drilled and the number of net productive and dry development wells drilled.

                         Net Exploratory                     Net Development
                          Wells Drilled                       Wells Drilled
County           Productive             Dry          Productive              Dry
------           ----------             ---          ----------              ---

Medina:
     2005             0                  0               0                    0
     2004             0                  0               4                    1
     2003             0                  0               0                    0
Jackson:
     2005             0                  0               0                    1
     2004             0                  0               0                    1
     2003             0                  0               0                    0
Dimmit:
     2005             0                  0               9                    0
     2004             0                  0               0                    0
     2003             0                  0               0                    0
Zavala:
     2005             0                  0               0                    0
     2004             0                  0               0                    0
     2003             0                  0               0                    0
San Jacinto:
     2005             0                  0               0                    0
     2004             0                  0               0                    2
     2003             0                  0               0                    0
Frio:
     2005             0                  0               1                    0
     2004             0                  0               0                    0
     2003             0                  0               0                    0
LaSalle:
     2005             0                  0               0                    1
     2004             0                  0               0                    0
     2003             0                  0               0                    0

                  Present Activities

         We had almost completed a five-well program in 2004 in Medina County, Texas in which we sold off 100% of the working interest ownership to sixteen individuals, with our company remaining the operator of the wells. This lease was signed in July 2004 and consists of approximately 356 acres. Terms of the lease call for a 20% royalty to be paid to the mineral owners whom we have the lease with. The lease is good until there is no longer production from the property. The working interest owners have $625,217 invested in the property. We have no investment in this property. Through our subsidiary, Sabinal Resources, Inc., we constructed a seven-mile pipeline to the property which we retained and will charge a transmission fee to the working interest. There is no contract for this arrangement.

      We are the managing working interest owner in a project in Dimmitt County, Texas which consists of four leases with nine existing well bores. The leases were signed in December of 2004 and May of 2005 with individual owners of the mineral rights. The leases call for a royalty payment of 20% to 28% on the production of oil and gas from the property. The leases remain in effect for as long as oil and/or gas is produced from the property. These well bores have been entered and currently produce a total of 300-450 barrels of oil per month. Tests show gas production should total 300-400 mcf a day total from these wells when gas lines are completed and the wells are on line. We retain a working interest of 45% in these wells after a payout of $450,000 to our working interest partner. The working interest partner has received payment of $69,000 to date. The working interest partner has invested $450,000 in the project and we have invested an additional $329,191. There is enough acreage for ten new wells if production proves to be as anticipated.

         We have produced the Leta Glascock Well in Zavala County for over four years. Gross revenues from this well have been running $3,000 - $4,000 a month. The lease was signed in November of 2001 and is good as long as there is production from the property. There is a 30% royalty payable to the mineral owners with whom we have the lease. We are the operating working interest owner with a 70% working interest and one other individual has a 30% working interest in the project. A total of $36,000 was invested in this well. We invested $16,000 and the 30% working interest partner invested $16,000. We have existing production in Zavala County on a well that is operating with an experimental down-hole pump. Production is nominal from this well.

         We are always negotiating to acquire additional leases. We operate two leases in San Jacinto County, Texas. There have been casing problems on the re-entry of the wells on these leases. The casing was broken off below the surface and we were not able to connect to it to be able to remove it and replace it with new casing. We are currently in the process of plugging these wells and anticipate a cost in the $20,000 to $30,000 range.

         We have leased in 2006 additional leases in Zavalla County with 1,183 acres. We have identified 10 drilling locations on these leases and have begun drilling on two of those locations.

                  Delivery Commitments

         We are not obligated to provide a fixed and determinable quantity of oil or natural gas in the near future under existing contracts or agreements. Further, during the last three years we had no significant delivery commitments.

Item 4.  Security Ownership of Certain Beneficial Owners and Management
------

         The following table shows information as of April 25, 2006 with respect to each beneficial owner of more than five percent of each class of voting stock of the company and to each of the officers and directors of the company individually and as a group:


                                                      Amount and Nature        Percent     Term of Office
Person                           Office               of Beneficial Owner     of Shares    as a Director
------                           ------               -------------------     ---------    --------------
James Carl Yeatman, 58           CEO, President,            20,000,000           66.1            2003
316 Main Street, Suite L         Director
Humble, TX 77338

Douglas A. Newman, 58            CFO, Director                  0                  0             2005
316 Main Street, Suite L
Humble, TX 77338

Leslie P. LeGrand, 61            Secretary, Director            0                  0             2003
316 Main Street, Suite L
Humble, TX 77338

Carl Glenn, 52                   Vice President,                0                  0             2005
316 Main Street, Suite L         Director
Humble, TX 77338

Dennis Dean Philpot, 51          Vice President                 0                  0             2005
316 Main Street, Suite L
Humble, TX 77338

Officers and directors as
     A group (5 persons)                               20,000.000              66.1

         Changes in Control

         There are no arrangements that may result in a change in control of our company.

Item 5.  Directors and Executive Officers, Promoters and Control Persons
------

         A list of current officers and directors appears above. The directors of the company are elected annually by the shareholders. The officers serve at the pleasure of the board of directors. The directors do not receive fees or other remuneration for their services. There are no employment contracts nor any arrangements to compensate any officer who resigns, retires or is terminated or such occurs as a result of a change in control of the company.

         James C. Yeatman. Mr. Yeatman has a BS decree in banking and finance from Mississippi State University. From 1974 to 1978 Mr. Yeatman developed a loan brokerage company and built houses in Mississippi and under the name Realty Services of Greater Jackson developed a residential subdivision in Jackson, Mississippi. From 1978 to 1999, Mr. Yeatman was a consultant to small cap companies where projects he worked with included mining, wind energy, gaming and commercial developments. From 1999 to 2003 he was CEO of a company also named Consolidated Oil and Gas Co. that in 2003 was merged into the company now named Consolidated Oil and Gas, Inc. From 2003 to the present, Mr. Yeatman has been CEO, president and a director of the issuer. Mr. Yeatman is employed full time by our company.

         Douglas A. Newman. Mr. Newman was in private practice as a CPA from 1974 through 1985. From 1985 until 1989 he was CFO and a director for Wedding Information Network, Inc., which was a Nasdaq-listed company. From 1990 until

1997 Mr. Newman was CFO and a director of Hospital Rehabilitation Services, Inc., a provider of physical therapy services in Tennessee. From 1998 until 2002 Mr. Newman was CFO and a director of Lone Wolf Energy, Inc., a Bulletin Board-traded company. In 2002, after selling his interest in Lone Wolf, Mr. Newman worked as a business consultant, mostly to small SEC and oil industry related companies. By small companies, he worked with companies that had less than $10 million in annual sales. He became employed with our company in 2005 and devotes 100 percent of his time on the affairs of our company.

         Leslie P. LeGrand. Mr. LeGrand is a graduate of the University of Texas Law School, Austin, Texas. He has been in private practice in Houston, Texas since 1984. Prior to this Mr. LeGrand served as General Counsel and Chief
Operating Officer of Laketon Asphalt Refining. His knowledge of energy regulation, property acquisition, and environmental issues is an asset to Consolidated Oil & Gas, Inc. He is on call for consultation of legal matters of the company. In 2005 he devoted less than forty hours in this capacity.

         Carl Glenn. Mr. Glenn worked as a roughneck for Mobil Oil Corporation in the Texas Gulf region from 1981 to 1990. From 1990 to 1994 he worked as a roughneck for Glenda Petroleum Company. A roughneck is a member of the drilling crew on an oil drilling rig. In 1994 he joined the Texas Railroad Commission Oil & Gas Division as a petroleum engineer where he was employed through 2004. Mr. Glenn joined our company in early 2005. He devotes 100 percent of his time on the affairs of our company.

         Dennis Dean Philpot. Mr. Philpot started his career in the oil industry in the late 1970s with Master Drillers, Inc., a Dallas based drilling contractor and exploration company. He later was a partner with Quantum Oil and Gas, Inc. in Dallas which specialized in purchasing and re-completing salvage wells. During his career, Mr. Philpot has leased or acquired over 80,000 acres of oil and gas leases in Texas. From 1999 to 2005 Mr. Philpot was self-employed in the filtration and odor control business. He became employed with our company in 2005 and devotes 100 percent of his time to the affairs of our company.

         Family Relationships

         There are no family relationships among directors, executive officers, or persons nominated or chosen by the company to become directors or executive officers.

         Involvement in Certain Legal Proceedings

         No director, person nominated to become a director, executive officer, promoter or control persons of our company has been involved during the last five years in any of the following events that are material to an evaluation of his ability or integrity:

         o Bankruptcy petitions filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.


         o Conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses).

         o        Being   subject  to  any  order,   judgment  or  decree,   not
                  subsequently  reversed,  suspended or vacated, of any court of competent jurisdiction,  permanently or temporarily enjoining, barring or suspending or otherwise limiting his involvement in any type of business, securities or banking activities, or

         o        Being found by a court of competition jurisdiction (in a civil
                  action),   the  Securities  and  Exchange  Commission  or  the
                  Commodities  Futures  Trading  Commission  to have  violated a federal  or  state  securities  or  commodities  law,  and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation
------

         During the last three fiscal years, no executive officer of our company has received total annual salary and bonus exceeding $100,000. The total compensation of our CEO and president for the last three years was as follows:

------ ----------------- -------------------------------- ------------------------- -----------------
                               Annual Compensation                 Awards               Payout
------ ----------------- -------------------------------- ------------------------- -----------------
                                                                       Securities
                                                          Restricted   Underlying   LTIP   All Other
                                           Other Annual   Stock        Options/     Pay-   Compensa-
Year   Name              Salary    Bonus   Compensation   Awards       SARS(#)      outs   tion
------ ----------------- --------- ------- -------------- ------------ ------------ ------ ----------
2005   J. Carl Yeatman   $22,200   0       0              0            0            0      0
------ ----------------- --------- ------- -------------- ------------ ------------ ------ ----------
2004   J. Carl Yeatman   $  8,240  0       0              0            0            0      0
------ ----------------- --------- ------- -------------- ------------ ------------ ------ ----------
2003   J. Carl Yeatman   $  3,390  0       0              0            0            0      0
------ ----------------- --------- ------- -------------- ------------ ------------ ------ ----------
2003   J.P. Bechner      $      0  0       0              0            0            0      0
------ ----------------- --------- ------- -------------- ------------ ------------ ------ ----------

Item 7.  Certain Relationships and Related Transactions
------

         There have been no transactions during the last two years, or proposed transactions, to which we were or are to be a party in which any of the following persons had or is to have a direct or indirect material interest:

         o        any officer or director;

         o        any nominee for election as a director;

         o any beneficial owner of more than five percent of our voting securities;

         o any member of the immediate family of any of the above persons.

Item 8.  Description of Securities
------

         Common Stock

         Our company is authorized to issue 100 million shares of common stock, $0.001 par value and has 30,248,422 shares of common stock issued and outstanding and owned by 59 shareholders of record plus an indeterminate number of shareholders whose 3,715,600 shares are held in "street name" (Cede, an affiliate of Depository Trust Company that holds shares for broker-dealer firms and, indirectly, their customers).

         Voting Rights

         Holders of the shares of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of common stock do not have a cumulative voting right, which means that the holders of a majority of the shares voting for the election of the board of directors can elect all members of the board of directors.

         Dividend Rights

         Holders of record of shares of common stock are entitled to receive dividends when and if declared by the board of directors out of funds of the company legally available therefor.

         Liquidation Rights

         Upon any liquidation, dissolution or winding up, holders of shares of common stock are entitled to receive pro rata all of the assets of the company available for distribution to shareholders, subject to the prior satisfaction of the liquidation rights of the holders of outstanding shares of Preferred Stock.

         Preemptive Rights

         Holders of common stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of the company.

         Registrar and Transfer Agent

         Standard Transfer & Trust Co., Inc., 9030 West Sahara Boulevard, Suite 529, Las Vegas, NV 89117 is our transfer agent and registrar of our common stock.

         Dissenters' Rights

         Under current Nevada law, a shareholder is afforded dissenters' rights which, if properly exercised, may require the corporation to repurchase its shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the company's articles of incorporation.

         Stock Split

         On June 15, 2004 we effected a two-for-one stock split.

         There are no provisions in our articles of incorporation or bylaws that would delay, defer or prevent a change in control of our company.

                                     PART II

Item 1.  Market Price of and Dividends on Our Common Stock and Related
------   Stockholder Matters

         There is no public trading market for our common stock. None of our shares of common stock are subject to outstanding options or warrants to purchase, or securities convertible into, our common stock. Of the 30,248,422 shares of common stock outstanding as of February 28, 2006, 9,000,000 shares are immediately transferable and 613,484 shares could be sold pursuant to Rule 144 under the Securities Act of 1933 as of November 30, 2005.

         On August 27, 2003 our company, then named Iowa Industrial Technologies, Inc., merged with another Nevada corporation, which was named Consolidated Oil & Gas, Inc. Our company was the surviving entity in the merger, and we renamed our company "Consolidated Oil & Gas, Inc."

         Iowa Industrial Technologies, Inc. was subject to the periodic reporting requirements of the Securities Exchange Act of 1934 by reason of its having filed, on June 25, 2001, a Form 10-SB with the Commission. However, it was severely delinquent in its reporting requirements, having filed only two quarterly reports on Form 10-QSB since it became subject to filing requirements. When the August 2003 merger became effective and the surviving company changed its name to its present name, it failed to file any disclosures with the Commission on a Form 8-K, as it was required to do, that would inform the public about the merger and the new line of business of the company.

         By reason of the above, in September 2004 the Commission issued an Order Instituting Proceedings to revoke the registration of our company under the Securities Exchange Act of 1934. On December 17, 2004 after a hearing the Commission issued its Initial Decision, revoking such registration, which decision became final on January 28, 2005.

         Our common stock had been trading since July 2004, on the Pink Sheets on an unsolicited basis only, under the stock symbol "CSLO". In June 2005 N.A.S.D. changed the stock symbol of our company to "CSLG." On October 21, 2005, N.A.S.D. Regulation, a Nasdaq-owned entity that performs certain regulatory functions regarding the Pink Sheets, in response to its receipt from the Commission of its Order revoking the registration of our common stock, caused our stock symbol to be cancelled and no longer able to be accessed electronically. As far as we know, there has been no trading in our stock since that date. During the period between January 1, 2005 and October 21, 2005, we observed on the pink sheets quotation system that our stock traded between $0.10 and $1.07.

         This Form 10-SB is intended to once again place us under the reporting and disclosure requirements of the federal securities laws. We vow that we will exert every effort to be and remain in full compliance with such reporting and disclosure requirements.

                  Dividends

         We have declared no cash dividends on our common stock since inception. There are no restrictions that limit our ability to pay dividends on our common stock or that are likely to do so in the future other than the restrictions set forth in Nevada Revised Statutes, 78.288. These restrictions provide that no distribution may be made to our shareholders if, after giving effect to the distribution, (1) we would not be able to pay our debts as they mature or (2) our total assets would be less than our total liabilities plus any amounts needed, were we to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of any shareholders over the rights of the common stock shareholders.

                  Securities Authorized for Issuance Under Equity Compensation Plans

         We have no compensation plans under which equity securities are authorized for issuance.

         Legal Proceedings

         Neither our company nor any of its property is a party to, or the subject of, any material pending legal proceedings other than ordinary, routine litigation incidental to our business.

         Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

         In December 2005 the staff of the Commission notified our company that Clyde Bailey P.C. of San Antonio, Texas, the principal independent registered public accountants of Consolidated Oil & Gas, Inc. ("Consolidated") was no longer qualified to perform Commission work. Clyde Bailey PC had been engaged as Consolidated's principal independent registered public accountants since December 31, 2001. The board of directors of Consolidated dismissed Mr. Bailey as its principal independent registered public accountant.

         The reports of Clyde Bailey P.C. on the financial statements of Consolidated for its fiscal years ended December 31, 2003 and 2004 contained no adverse opinion or disclaimer of opinion, and was not otherwise qualified or modified as to uncertainty, audit scope, or accounting principles during the period of its engagement (December 31, 2001) to December 9, 2005, the date of resignation.

         During the past two years or interim periods prior to December 9, 2005, there were no disagreements between Consolidated and Clyde Bailey PC whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of Clyde Bailey PC, would have caused them to make reference to the subject matter of the disagreements in their reports on the financial statements.

         Consolidated provided Clyde Bailey PC with a copy of the disclosures it makes in this Form 10-SB and requested Clyde Bailey PC to furnish a letter addressed to the Commission stating whether it agreed with the statements made therein and, if not, stating the respects in which it did not agree. Such a letter is filed as Exhibit 16 to this Form 10-SB.

         On January 8, 2006. the board of directors of  Consolidated  Oil & Gas,
Inc. ("Consolidated") engaged Killman, Murrell & Company P.C., of Odessa, Texas as Consolidated's principal independent registered public accountants to audit its financial statements. Consolidated did not consult the new accountant regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the issuer's financial statements.

         Recent Sales of Unregistered Securities

         The following table sets forth information for all shares of common stock sold by us within the last three years without registering the securities under the Securities Act.


                                        Number
Name                      Date          of Shares      Cash price     Value      Other Consideration
----                      ----          ---------      ----------    --------    -------------------
James Carl Yeatman        05-01-03      40,000,000(1)  $             $714,746    Value of equipment
                                                                                 transferred in merger
Edna Topance              09-09-04         125,000         25,000
Herbert Muller            09-09-04         110,000         20,000
Herbert Muller            09-15-04          26,000(2)                   6,371    Stock given with working
                                                                                 interest purchase
Jim Harris                12-20-04          20,000(3)                  4,880    Stock given with working
                                                                                 interest purchase
Loyal Seeds               01-04-05         200,000         30,000
Kreiser Living Trust      01-10-05          25,000(4)                   6,100    Stock given with working
                                                                                 interest purchase
Herbert Muller            01-24-05         115,000(5)         115      21,000    Stock given with working
                                                                                 interest purchase
Kreiser Living Trust      01-20-05          15,000            700
Leonard Woolsey           04-18-05          10,000          2,000
Sandra Rod Rutherford     04-27-05          14,063                      2,813    Rod Ranch oil and gas
                                                                                 lease
Robert J. Rod             04-27-05          42,187                      8,437    Rod Ranch oil and gas
                                                                                 lease
David R. Elks             04-29-05          75,000                     15,000    Rod Ranch oil and gas
                                                                                 lease
Gary E. Ellison           05-04-05          18,750                      3,750    Rod Ranch oil and gas
                                                                                 lease
J.M. Rodriguez & Assoc.   05-04-05          25,000          5,000
Dr. Sam or Judy Webb      06-17-05         100,000         20,000
Eugene M. Juergens        08-05-05           5,000          1,500



                                       27

Pete Dlugosch             08-11-05          33,334         10,000
Kreiser Living Trust      09-02-05          32,500                      1,550    Stock given with working
                                                                                 interest purchase
Dan D. Fisher             09-02-05          10,000                      5,000    Geological services
Phil Shaheen              09-06-05          20,000                     10,000    Preparation of financing

David S. Holland          09-22-05         150,000         45,000
Jon Schlemmer             10-18-05          13,750          4,950
Gerald D. Pickett         11-15-05           7,000                      2,100    Land services
Donita Coleman            11-28-05           3,054          2,000
Larry Longer              12-20-05          20,000                     15,000    Settlement of a note due
Dovie Davenport           01-16-06           7,200                      4,800    Equipment
John Holden               02-15-06           3,334          2,000
Brian Grelle              01-03-06           5,000                      3,000    Dozer work on lease
Don Alspaugh              02-01-06           3,000          2,000
Richard Culbertson        02-17-06           6,250          3,750
Jack R. Rath              02-20-06           2,000                      1,200    Payroll of employee
Mario Signorelli, Jr.     02-20-06           2,000                      1,200    Payroll of employee
Jose Otero                02-20-06           2,000                      1,200    Payroll of employee
George Shuffer, III       02-20-06           2,000                      1,200    Payroll of employee
                                             -----       --------    --------
         Totals                         41,248,422       $174,015    $829,347


         (1) 20,000,000 of these shares were returned to the company on December 30, 2005.
         (2) Individual invested $26,000 as seed capital in a well project and was given 26,000 shares of stock which was valued at $6,371. We issued to persons, such as this individual, shares of common stock with their purchase of a working interest in a well. The working interest was paid for in cash. The total cash paid for these working interests was $214,750. These persons were friends of the Company, and they provided it seed capital to get started on the projects.
         (3) Individual invested $120,000 as seed capital in a well project and was issued 20,000 shares of stock which was valued at $4,880.
         (4) Individual invested $77,000 as seed capital in a well project and was issued 25,000 shares of stock which was valued at $6,100.
         (5) Individual invested $18,750 as seed capital in a well project and was issued 115,000 shares of stock which was valued at $21,000.

The values attributed to stock issued with working interest purchases were deducted from the Contract Drilling Revenue in our financial statements.



         Set forth below are the sales of our common stock since February 20, 2006 in transactions exempt from registration pursuant to the provisions of Regulation D, Rule 506.

--------- -------------------------- ---------- ------------ -----------------
                                     No. of                  Type of
Date      Person                     Shares     Price        Consideration
--------- -------------------------- ---------- ------------ -----------------
02-21-06  Carolyn L. Kyle              2,000    $  1,200     Payroll of employee
--------- -------------------------- ---------- ------------ -----------------
02-22-06  Patti Harrison              29,630      20,000     Cash
--------- -------------------------- ---------- ------------ -----------------
02-22-06  Patti Harrison              25,000      15,000     Cash
--------- -------------------------- ---------- ------------ -----------------
02-22-06  Lillian H. Smith            25,000      15,000     Cash
--------- -------------------------- ---------- ------------ -----------------
02-22-06  Zena Trcka                  25,000      15,000     Cash
--------- -------------------------- ---------- ------------ -----------------
03-03-06  Patti Harrison              25,000      15,000     Cash
--------- -------------------------- ---------- ------------ -----------------
03-23-06  Richard Culbertson           6,250       3,750     Cash
--------- -------------------------- ---------- ------------ -----------------
04-04-06  Kreiser Living Trust        27,500       2,750     Cash
--------- -------------------------- ---------- ------------ -----------------
04-10-06  Northwest Energy, Inc.       3,572       3,572     Oil and gas lease
--------- -------------------------- ---------- ------------ -----------------
04-11-06  Ken Radford                 25,000       2,500     Cash
--------- -------------------------- ---------- ------------ -----------------
04-11-06  Richard Rogers              25,000       2,500     Cash
--------- -------------------------- ---------- ------------ -----------------

--------- -------------------------- ---------- ------------ -----------------
04-11-06  Julie and Ron Wamser        25,000       2,500     Cash
--------- -------------------------- ---------- ------------ -----------------
04-11-06  Donald W. Rogers            12,500       1,250     Cash
--------- -------------------------- ---------- ------------ -----------------
04-07-06  Tim Trull                   25,000       2,500     Cash
--------- -------------------------- ---------- ------------ -----------------
04-19-06  Thomas C. Fry                8,333         833     Cash
--------- -------------------------- ---------- ------------ -----------------
04-19-06  Thomas C. Fry, Jr.           8,334         833     Cash
--------- -------------------------- ---------- ------------ -----------------
04-19-06  Theodore C. Fry              8,333         833     Cash
--------- -------------------------- ---------- ------------ -----------------
04-19-06  David and Lisa Wyatt        25,000       2,500     Cash
--------- -------------------------- ---------- ------------ -----------------
04-20-06  Bryan A. Grelle              5,000         500     Dozer Work
--------- -------------------------- ---------- ------------ -----------------
04-19-06  Donald W. Rogers            25,000       2,500     Cash
--------- -------------------------- ---------- ------------ -----------------
04-19-06  Richard and Carol Rogers    12,500       1,250     Cash
--------- -------------------------- ---------- ------------ -----------------
04-24-06  Richard D. Culbertson       12,500       1,250     Cash
--------- -------------------------- ---------- ------------ -----------------
04-24-06  Donald W. Rogers            27,500       2,750     Cash
--------- -------------------------- ---------- ------------ -----------------
04-24-06  Richard and Carol Rogers    12,500       1,250     Cash
--------- -------------------------- ---------- ------------ -----------------
05-12-06  Donald Rogers               25,000       2,500     Cash
--------- -------------------------- ---------- ------------ -----------------
05-12-06  Richard and Carol Rogers    75,000       7,500     Cash
--------- -------------------------- ---------- ------------ -----------------

In all instances of the above sales, the sales were made under the exemption from registration provided by Regulation D, Rule 506. The purchasers were either officers or directors of our company, were accredited investors with whom we had a preexisting relationship or in less than ten instances were non-accredited investors with whom we had a preexisting relationship and to whom we delivered offering materials that complied with the disclosure requirements of a Form SB-2 including audited financial statements. The sales were not accompanied by any public solicitation or public advertising. The sales were made by officers of our company who received no compensation, director or indirect, for effecting the sales.

         Indemnification of Directors and Officers

         Pursuant to the Nevada Securities Act, under most circumstances the company's officers and directors may not be held liable to the company or its shareholders for errors in judgment or other acts or omissions in the conduct of the company's business unless such errors in judgment, acts or omissions constitute fraud, gross negligence or malfeasance.

                                    PART F/S

         Set forth below are the following financial statements for our company:

                                                                            Page


         Report of Independent Accountant ...................................F-1
         Balance Sheets, December 31, 2005 and 2004 .........................F-2
         Statements of Operations, Years Ended December 31, 2005 and 2004....F-4
         Statements of Stockholders' Equity (Deficit) from
            January 1, 2003 to December 31, 2005 ............................F-5
         Statements of Cash Flows, Years Ended December 31, 2005 and 2004....F-6
         Notes to Financial Statements ......................................F-8
         Balance Sheets March 31, 2006 (Unaudited)
            and December 31, 2005...........................................F-17
         Statements of Operations (Unaudited)
            March 31, 2006 and 2005.........................................F-19
         Statements of Cash Flows (Unaudited)
            March 31, 2006 and 2005.........................................F-20
         Notes to the Financial Statements..................................F-21

                         Killman, Murrell & Company P.C.
                          Certified Public Accountants

3300 N. A Street, Bldg. 4,      1931 E. 37th Street,       2626 Royal Circle
Suite 200                       Suite 7                    Kingwood, Texas 77339
Midland, Texas 79705            Odessa, Texas 79762        (281) 359-7224
(432) 686-9381                  (432) 363-0067             Fax (281) 359-7112
Fax (432) 684-6722              Fax (432) 363-0376




             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Stockholders
Consolidated Oil & Gas, Inc.
Humble, Texas


We have audited the accompanying balance sheets of Consolidated Oil & Gas, Inc. as of December 31, 2004 and 2005, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Oil & Gas, Inc. as of December 31, 2004 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Consolidated Oil & Gas, Inc. will continue as a going concern. As discussed in
Note 6 to the financial statements, Consolidated Oil & Gas, Inc. has suffered recurring losses from operations and its limited capital resources raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




/s/ Killman, Murrell &  Company P.C.

Houston, Texas
February 10, 2006

                          CONSOLIDATED OIL & GAS, INC.

                                 BALANCE SHEETS


                                                             December 31,
                                                     --------------------------
                                                         2004           2005
                                                     -----------    -----------

                                     ASSETS

CURRENT ASSETS
  Cash                                               $    92,350    $   159,328
  Accounts receivables -
       Oil and gas                                         7,029         14,952
       Joint interest billings                              --            9,382
       Other                                                --            5,000
  Costs and estimated earnings in excess of billings
      on uncompleted wells                                90,527           --
  Inventory, at cost                                        --           28,346
                                                     -----------    -----------

           Total Current Assets                          189,906        217,008
                                                     -----------    -----------

PROPERTY AND EQUIPMENT
  Oil and gas properties                                 151,528        225,711
  Equipment                                              665,434        915,466
  Furniture and fixtures                                   8,250         22,160
                                                     -----------    -----------
                                                         825,212      1,163,337
         Less accumulated depreciation                  (364,815)      (449,497)
                                                     -----------    -----------
            Net property and equipment                   460,397        713,840
                                                     -----------    -----------

OTHER ASSETS
  Deposits                                                   500           --
                                                     -----------    -----------

           Total Assets                              $   650,803    $   930,848
                                                     ===========    ===========






















                                   (Continued)
   The accompanying notes are an integral part of these financial statements.


                          CONSOLIDATED OIL & GAS, INC.

                                 BALANCE SHEETS

                                   (CONTINUED)


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                         December 31,
                                                                 --------------------------
                                                                     2004           2005
                                                                 -----------    -----------
CURRENT LIABILITIES
  Accounts payable                                               $    79,767    $   169,023
  Accrued expenses                                                    25,965         35,005
  Billings in excess of costs and estimated earnings
      on uncompleted contracts                                       255,019        168,415
  Deferred revenue                                                    44,750        175,000
  Notes payable                                                       30,000        112,568
  Current portion of long-term debt                                     --            3,663
                                                                 -----------    -----------

           Total Current Liabilities                                 435,501        663,674
                                                                 -----------    -----------

LONG-TERM LIABILITIES
  Shareholder payable                                                 30,585          6,000
  Long-term debt, net of current maturities                             --            9,160
  Commitments and contingencies                                         --             --
                                                                 -----------    -----------

            Total Liabilities                                        466,086        678,834
                                                                 -----------    -----------

STOCKHOLDERS' EQUITY
  Common Stock, $.001 par value 100,000,000 shares
   authorized 49,506,000 and 30,215,638 shares issued
   and outstanding at December 31, 2004 and 2005, respectively        49,506         30,216
  Additional paid-in-capital                                         789,891      1,003,481
  Retained (deficit)                                                (654,680)      (781,683)
                                                                 -----------    -----------

           Total Stockholders' Equity                                184,717        252,014
                                                                 -----------    -----------

           Total Liabilities and Stockholders' Equity            $   650,803    $   930,848
                                                                 ===========    ===========



















   The accompanying notes are an integral part of these financial statements.

                          CONSOLIDATED OIL & GAS, INC.

                            STATEMENTS OF OPERATIONS

                                                           Years Ended
                                                           December 31,
                                                       2004            2005
                                                   ------------    ------------

Revenues
    Gas and oil sales                              $     50,080    $     33,890
    Contract drilling revenue                           778,683       1,665,994
    Other income                                           --             2,009
                                                   ------------    ------------
               Total Revenues                           828,763       1,701,893
                                                   ------------    ------------

Costs and Expenses
    Lease operating expense                              35,167          32,211
    Cost of contract drilling revenue                   845,527       1,406,778
    General and administrative                          188,654         374,046
    Exploration and dry hole costs                       20,626            --
    Interest expense                                      6,369          15,861
                                                   ------------    ------------
             Total Costs and Expenses                 1,096,343       1,828,896
                                                   ------------    ------------

             Loss Before Income Taxes                  (267,580)       (127,003)

Provision for Income Taxes                                 --              --
                                                   ------------    ------------

Net (Loss)                                         $   (267,580)   $   (127,003)
                                                   ============    ============

Basic and Diluted Loss Per Share                   $      (0.01)   $      (0.00)
                                                   ============    ============

Weighted Average Common Shares Outstanding           29,119,000      29,898,000
                                                   ============    ============





















   The accompanying notes are an integral part of these financial statements.


                          CONSOLIDATED OIL & GAS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                     YEARS ENDED DECEMBER 31, 2004 AND 2005

                                       Common Stock        Additional
                                Number of                   Paid-In      Retained
                                  Shares       Amount       Capital      (Deficit)      Total
                                ----------   ----------    ----------   ----------    ----------
Balance, December 31, 2003      49,000,000   $   49,000    $  674,746   $ (387,100)   $  336,646

   Stockholder cash
    contributions                     --           --          23,300         --          23,300

   Sale of common stock            435,000          435        74,565         --          75,000

   Common stock issued
    for services and interest       71,000           71        17,280         --          17,351

   Net loss                           --           --            --       (267,580)     (267,580)
                                ----------   ----------    ----------   ----------    ----------

Balance, December 31, 2004      49,506,000       49,506       789,891     (654,680)      184,717
                                ----------   ----------    ----------   ----------    ----------

   Stockholder cash
    contributions                     --           --           5,000         --           5,000

   Sale of common stock            355,138          355        92,345         --          92,700

   Common stock issued
     for services                  184,500          185        37,915         --          38,100

   Note payable converted
    to common stock                 20,000           20        14,980         --          15,000

   Common stock issued
    for oil and gas lease          150,000          150        29,850         --          30,000

   Stock options Issued               --           --          13,500         --          13,500

   Return of shares by
    controlling shareholder     20,000,000      (20,000)       20,000         --            --

   Net loss                           --           --            --       (127,003)     (127,003)
                                ----------   ----------    ----------   ----------    ----------

Balance, December 31, 2005      30,215,638   $   30,216    $1,003,481   $ (781,683)   $  252,014
                                ==========   ==========    ==========   ==========    ==========


    The accompanying notes are an integral part of these financial statements

                          CONSOLIDATED OIL & GAS, INC.

                            STATEMENTS OF CASH FLOWS

                     YEARS ENDED DECEMBER 31, 2004 AND 2005

                                                               Years Ended
                                                               December 31,
                                                         ----------------------
                                                            2004          2005
                                                         ---------    ---------

   Cash Flows from Operating Activities
      Net (Loss)                                         $(267,580)   $(127,003)

      Adjustments to reconcile net income loss
         to net cash provided by operating activities:
           Depreciation                                     71,503       84,682
           Common stock issued for services                 17,351       38,100
           Common stock issued for oil and gas lease
              included in cost of developing leases           --         30,000
           Stock option issued for services                   --         13,500
      Changes in operating assets and liabilities:
           Accounts receivable                              (7,029)     (22,305)
           Net change in billings related to costs and
              estimated earnings on uncompleted wells      164,492        3,923
           Inventory                                          --        (28,346)
           Other assets                                       --            500
           Accounts payable                                 78,757       89,256
           Accrued liabilities                               6,411        9,040
           Deferred revenues                                44,750      130,250
                                                         ---------    ---------

       Net Cash Flows Provided By Operating Activities     108,655      221,597
                                                         ---------    ---------

   Cash Flows From Investing Activities
       Purchase of oil and gas production
         equipment and leases                             (105,634)     (74,183)
       Purchase of equipment, furniture and fixtures       (25,152)    (235,873)
                                                         ---------    ---------

       Net Cash Used by Investing Activities              (130,786)    (310,056)
                                                         ---------    ---------

   Cash Flows From Financing Activities
       Notes payable                                        40,000      100,000
       Payments on notes payable                           (16,000)     (17,678)
       Payments on shareholder liability                   (10,000)     (24,585)
       Cash contributions from shareholders                 23,300        5,000
       Proceeds from sale of common stock                   75,000       92,700
                                                         ---------    ---------

       Net Cash Provided by Financing Activities           112,300      155,437
                                                         ---------    ---------

   Change in Cash Balance                                   90,169       66,978

   Cash at Beginning of Year                                 2,181       92,350
                                                         ---------    ---------

   Cash at End of Year                                   $  92,350    $ 159,328
                                                         =========    =========


                                   (continued)

   The accompanying notes are an integral part of these financial statements.

                          CONSOLIDATED OIL & GAS, INC.

                            STATEMENTS OF CASH FLOWS
                                   (CONTINUED)

                                                               Years Ended
                                                               December 31,
                                                         -----------------------
                                                            2004         2005
                                                         ----------   ----------

Supplemental Disclosure of Cash Flow Information
   Cash paid during year for:
       Interest                                          $    1,299   $    9,245
                                                         ==========   ==========
       Income taxes                                      $     --     $     --
                                                         ==========   ==========

Non Cash Investing and Financing Activities
    Common stock issued for services                     $   17,351   $   38,100
                                                         ==========   ==========

    Common stock issued for oil and gas lease            $     --     $   30,000
                                                         ==========   ==========

    Stock option issued for services                     $     --     $   13,500
                                                         ==========   ==========

    Equipment                                            $     --     $   28,069
                                                         ==========   ==========

    Note payable payment made with common stock          $     --     $   15,000
                                                         ==========   ==========





   The accompanying notes are an integral part of these financial statements.

                          CONSOLIDATED OIL & GAS, INC.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2005

NOTE 1: Company Organization and Summary of Significant Accounting Policies

Organization
------------

Consolidated Oil & Gas, Inc. (the "Company") was incorporated under the laws of the State of Nevada on November 17, 1999 to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Nevada. On November 22, 1999, Sabinal Resources, Inc. ("Sabinal") was incorporated under the laws of the State of Texas and became a wholly owned inactive subsidiary of the Company on May 1, 2003. Sabinal is the nominal owner of a seven mile pipeline but all operations of the pipeline were carried out by the Company.

The Company's principal activity is exploration for oil and gas in the State of Texas. The company obtains undeveloped drilling rights or purchases wells that either previously were plugged and abandoned, shut-in or whose production has declined to or below a break-even point. Once the leases are secured, the Company sells up to one hundred per cent (100%) of the working interest in the wells to individual investors or other oil and gas enterprises. The Company owns a pipeline that will begin to deliver gas to purchasers in early 2006.

The Company has a total of 100,000,000 ($.001 par value) common shares authorized with 49,506,000 and 30,215,638 common shares issued and outstanding as of December 31, 2004 and 2005 respectively.

Basis of Presentation
---------------------

The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. The Company's accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Cash and Cash Equivalents
-------------------------

The Company considers all highly liquid investments with maturities of three months or less on the date of purchase, to be cash equivalents.

Equipment, Furniture and Fixtures
---------------------------------

Equipment, furniture and fixtures are state at cost. Maintenance and repairs are charged to expense as incurred. Expenditures, which extend the physical or economic life of the assets, are capitalized and depreciated. Depreciation is provided using the straight-line method over the estimated useful live of five to ten years. The depreciation expense for the years ended December 31, 2004 and 2005 were $71,503 and $84,682 respectively.

Federal Income Tax
------------------

The Company has adopted the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.



                                   (Continued)

                          CONSOLIDATED OIL & GAS, INC.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2005

NOTE 1: Company Organization and Summary of Significant Accounting Policies (Continued)

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventory
---------

Inventory at December 31, 2005 included production pipe and a pump valued at historical cost, using the specific identification method of valuation.

Oil and Gas Properties
----------------------

Oil and gas investments are accounted for by the successful efforts method of accounting. Accordingly, the costs incurred to acquire property (proved and unproved), all development costs, and successful exploratory costs are capitalized, whereas the costs of unsuccessful exploratory wells are expensed. In cases where the Company provides contract drilling services related to oil and gas properties in which it has an ownership interest, costs incurred are capitalized as stated above except to the extent such costs represent the Company's share of the gross profit it earns for its contract drilling services.

Depletion of capitalized oil and gas well costs is provided using the units of production method based on estimated proved developed oil and gas reserves of the respective oil and gas properties.

The estimated costs of dismantlement and abandonment of depleted wells, net of estimated salvage values, is considered to be immaterial in amount and therefore, no accrual for such costs are included in these financial statements.

Oil and gas reserve information and other required disclosures related to oil and gas operations has been omitted, due to the limited revenues derived from such activity.

Revenue Recognition
-------------------

The amounts collected from investors for projects is treated first as a recovery of the lease cost of unproved property and has no impact on the statements of operations.

The remaining amount collected from investors represents compensation for drilling commitments; therefore, the drilling commitment revenue is recognized using the percentage-of-completion method, measured by the percentage of total direct drilling costs incurred to date to estimated total direct drilling costs for each well. This method is used because management considers expended direct costs to be the best available measure of progress on the commitment.

Costs include all direct material, labor and sub-contract costs and those indirect costs related to performance, such as indirect labor, supplies, tools, depreciation and repair costs. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted wells are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

The asset "costs and estimated earnings in excess of billings on uncompleted contracts," represents revenues recognized in excess of amounts billed. The liability "billings in excess of costs and estimated earnings on uncompleted contracts," represents billings in excess of revenues recognized.

                                   (Continued)

                          CONSOLIDATED OIL & GAS, INC.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2005

NOTE 1: Company Organization and Summary of Significant Accounting Policies (Continued)

Revenue Recognition of Sale of Leases (Continued)
-------------------------------------------------

Excess costs and billings are as follows:

                                                               Years Ended
                                                               December 31,
                                                         ----------------------
                                                            2004         2005
                                                         ---------    ---------
Costs Incurred on uncompleted wells                      $ 818,502    $ 305,317

Estimated loss                                             (39,819)     (31,282)
                                                         ---------    ---------
                                                           778,683      274,035

Less Billings to date                                      943,175      442,450
                                                         ---------    ---------

                                                         $(164,492)   $(168,415)
                                                         =========    =========

The above amounts are included in the accompanying balance sheets as follows:

                                                               December 31,
                                                         ----------------------
                                                            2004         2005
                                                         ---------    ---------

Costs and estimated earnings in excess of
  billings on uncompleted wells                          $  90,527    $    --

Billings in excess of costs and estimated
  earnings on uncompleted wells                           (255,019)    (168,415)
                                                         ---------    ---------

                                                         $(164,492)   $(168,415)
                                                         =========    =========

Deferred Revenues
-----------------

The Company sells the leases and collects the funds prior to the start of the drilling. The collected funds are recorded as deferred revenues until such time as the drilling begins.

Comprehensive Income
--------------------

Statement  of  Financial   Accounting   Standards  (SFAS)  No.  130,  "Reporting
Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have comprehensive income items requiring disclosure of comprehensive income.

 Impairment of Long-Lived Assets
 -------------------------------

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long lived assets such as oil and gas properties and
equipment   are  reviewed  for   impairment   whenever   events  or  changes  in
circumstances  indicate  that  the  carrying  amount  of an  asset  may  not  be


                                   (Continued)

                          CONSOLIDATED OIL & GAS, INC.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2005

NOTE 1: Company Organization and Summary of Significant Accounting Policies (Continued)

Impairment of Long-Lived Assets (Continued)
-------------------------------------------

recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount of the fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

 Net Loss Per Share
 ------------------

Basic and diluted net loss per share information is presented under the requirements of SFAS No. 128, Earnings Per Share. Basic net loss per share is computed by dividing the net loss by the weighted average number of shares of common stock out standing for the year. Diluted net loss per share reflects the potential dilution of securities by adding other common stock equivalents, including stock options, shares subject to repurchase, warrants and convertible debentures, in the weighted-average number of common shares outstanding for a period, if dilutive. All potentially dilutive securities have been excluded from the computation, as their effect is anti-dilutive.

The weighted average number of common shares outstanding for 2004 and 2005 was reduced by the 20,000,000 shares of common stock returned to the Company in December 30, 2005.

Contingencies
-------------

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one of more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of t he amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Commitments
-----------

The Company leases its corporate office space on a month to month basis, for $800 per month.

Concentrations of Credit Risk and Fair Value of Financial Instruments
---------------------------------------------------------------------

The Company maintains cash balances at financial institutions which at times, exceed federally insured amounts. The Company has not experienced any material losses in such accounts. Cash balances in excess of federally insured limits at December 31, 2004 and 2005 are $38,000 and $159,000, respectively.

                                   (Continued)

                          CONSOLIDATED OIL & GAS, INC.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2005


NOTE 1: Company Organization and Summary of Significant Accounting Policies (Continued)

Concentrations   of  Credit  Risk  and  Fair  Value  of  Financial   Instruments
--------------------------------------------------------------------------------
(Continued)
-----------

The carrying amounts of cash and cash equivalents, current receivables, accounts payable and accrued liabilities approximate fair value due to the short-term nature of these instruments. The carrying amounts of the Company's borrowings at December 31, 2004 and 2005, approximate their fair value.

Recent Accounting Pronouncements
--------------------------------

In May 2005, the Financial Accounting Standards Board ("FASB") issued SFAS No. 154 "Accounting Changes and Error Corrections" ("SFAS No. 154"), which replaces APB Opinion No. 20, "Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements", which requires that a voluntary change in accounting principle be applied retrospectively to all prior period financial statements presented, unless it is impractical to do so. SFAS No. 154 also provides that a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate effected by a change in accounting principle, and also provides that correction of errors in previously issued financial statements should be termed a "restatement". SFAS No. 154 is effective for fiscal years beginning after December 14, 2005. We do not believe the adoption of SFAS No. 154 will have a material impact on our financial statement.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options and purchases under employee stock purchase plans, to be recognized as an operating expense in the income statement. The cost is recognized over the requisite service period based on fair valued measured on grant dates, and the new standard may be adopted using either the modified prospective transition method or the modified retrospective transition method. In April 2005, the SEC approved a change in the effective date of SFAS No. 123R for public companies to be effective in the annual, rather than interim, periods beginning after June 14, 2005. SFAS No. 123R is effective for the Company beginning January 1, 2006. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (`SAB No. 107") "Share-Based Payment", which expressed views of the SEC regarding the interaction between SFAS No. 123R and certain SEC rules and regulations. SAB No. 107 also provides the SEC's views regarding the valuation of share-based payment arrangements for public companies. We have evaluated the requirements of SAB No. 107 in connection with our adoption of SFAS No. 123R and expect that these new pronouncements will have a material impact on our results of operations for future employee stock options granted.

NOTE 2: RELATED PARTY TRANSACTIONS

The following summarizes the shareholders payable as of December 31, 2004 and 2005:

                                                          2004          2005
                                                       ----------    ----------
        Balance beginning of year                      $   40,585    $   30,585
              Advances                                       --            --
              Payments                                    (10,000)      (24,585)
                                                       ----------    ----------
        Balance end of year                            $   30,585    $    6,000
                                                       ==========    ==========

The balance is unsecured debt of the Company.






                                   (Continued)

                          CONSOLIDATED OIL & GAS, INC.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2005

NOTE 3: NOTES PAYABLE AND LONG-TERM DEBT

Note payables are comprised of the following:
                                                                 December 31,
                                                               2004       2005
                                                             --------   --------

    6% Note payables to an individual
         due April 11, 2005                                  $ 30,000   $   --

    Note payable to an individual with a stated interest
         amount of $12,000, interest and principal due
         February 8, 2006, secured by equipment                  --      100,000

    8% Note payable to a bank, due December 29, 2005
         secured by a truck                                      --       12,568
                                                             --------   --------
                                                             $ 30,000   $112,568
                                                             ========   ========

The Company paid $15,000 of principal plus interest of $3,500 and issued 20,000 shares of the Company's common stock in settlement of the note payable due April 11, 2005.

The $100,000 debt due February 8, 2006, has been extended to April 10, 2006, and the individual has advanced another $100,000 under the renewed terms of the note.

The long-term debt at December 31, 2005, is comprised of a single 7.74% note payable to an equipment manufacturer and is payable in monthly installments of $378 for forty-eight (48) months, including interest. The following summarizes future note payments:

                           Years Ending                Amount
                           ------------               --------
                               2006                   $  3,663
                               2007                      3,963
                               2008                      4,288
                               2009                        909
                                                      --------
                                                      $ 12,823

NOTE 4:  INCOME TAXES

The income tax benefit differs from the amount computed at the federal statutory rate of 34% as follows:

                                                        Year Ended December 31,
                                                           2004          2005
                                                       ----------    ----------

     Expected Tax Benefit of Loss From Operations      $   90,977    $   43,181
     Non-Deductible Expenses                                 (600)         --
     Change in Valuation Allowance                        (90,377)   $  (43,181)
                                                       ----------    ----------
                                                       $     --      $     --
                                                       ==========    ==========



                                   (Continued)
                                      F-13

                          CONSOLIDATED OIL & GAS, INC.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2005

NOTE 4:  INCOME TAXES (Continued)

Temporary differences, which give rise to deferred tax assets and liabilities are as follows:

                                                        Year Ended December 31,
                                                           2004          2005
                                                        ---------     ---------

        Deferred Tax Liability:
            Depreciation                                $ (32,720)    $ (29,743)
        Deferred Tax Assets:
            Net Operating Loss                             72,367       150,733
            Expenses                                       38,485           323
            Valuation Allowance                           (78,132)     (121,313)
                                                        ---------     ---------

        Net Deferred Tax Assets (Liabilities)           $    --       $    --
                                                        =========     =========

The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the years ended December 31, 2004 and 2005 totaled $90,377 and $43,181, respectively. The net operating loss carryforward begins to expire in year 2023. The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax assets is no longer impaired and the allowance is no longer required.

NOTE 5: COMMON STOCK

On June 15, 2004, the Company and its shareholders approved a 2 for 1 forward split of the Company's common stock. This split has been reflected in the accompanying financial statements as if it occurred on December 31, 2003.

The following summarizes common stock activity for the year ended December 31, 2004:

     o 273,000 shares of common stock owned by an existing shareholders were sold for $23,300 and the proceeds given to the Company (sales prices ranged from $0.05 to $0.10 per share)
     o 435,000 shares of common stock were sold by the Company for $75,000 cash (sales prices ranged from $0.15 to $0.18 per share)
     o 71,000 shares of common stock were issued for services rendered valued at $12,851
     o 30,000 shares of common stock owned by an existing shareholder were given to a note payable owner as interest and were valued at $4,500

The following summarizes common stock activity for the year ended December 31, 2005:

     o 355,138 shares of common stock were sold by the Company for $92,700 cash (sales prices ranged from $0.15 to $0.66 per shares)
     o 184,500 shares of common stock were issued for services rendered valued at $38,100
     o 20,000 shares of common stock were issued to an individual as payment for the remaining $15,000 due on a note payable
     o 150,000 shares of common stock were issued to oil and gas lease owners for the Rod Lease and were valued at $30,000


                                   (Continued)

                          CONSOLIDATED OIL & GAS, INC.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2005

NOTE 5: COMMON STOCK (Continued)

     o an individual agreed to purchase 150,000 shares of the Company's common stock for $45,000 and was given a one year option, that the vested immediately, to purchase an additional 150,000 shares of the Company's common stock at seventy percent (70%) of the fair market price of the shares on the date of exercise. The value of the option was determined to be $13,500 and was recognized as an expense in the accompanying financial statements for the year ended December 31, 2005
     o 20,000 shares of common stock owned by an existing shareholders was given to an individual for services rendered and was valued at $5,000

The Company's common stock issued for services was valued at the most recent sales price of the common stock, as this was the more reliable measure of the fair value of the services.

At December 31, 2005, the Company has outstanding fully vested options to purchase 150,000 shares of its common stock for a price of seventy percent (70%) of the fair market value on the date of exercise. This option will expire on September 15, 2006.

On December 30, 2005, the controlling shareholder of the Company returned to the Company 20,000,000 shares of its common stock.


NOTE 6: GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established revenues sufficient to cover its operating costs and has recognized cumulative losses of $781,683 from inception of the Company and these factors raise substantial doubt about its ability to continue as a going concern. The Company is attempting to relist its common stock in the "pink sheets" and will attempt to have a public stock offering as soon as is practical. Also the Company will continue with its effort to raise funds from individual investors.

                          CONSOLIDATED OIL & GAS, INC.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2005

NOTE 7: FINANCIAL STATEMENT RESTATEMENT

The following summarizes the restatement to the December 31, 2003 retained deficit and to the financial statement for the year ended December 31, 2004.

Financial Statement                      As                              As
     Caption                          Reported       Changes          Restated
-------------------                 -----------    -----------      -----------

Retained Deficit,
 December 31, 2003                  $   350,603    $    36,497 (2)  $   387,100
 -----------------                  ===========    ===========      ===========

December 31, 2004
 Balance Sheet
 -------------
   Cash                             $    95,443    $    (3,093)     $    92,350
   Accounts Receivable                     --            7,029 (3)        7,029
   Costs and estimated
     earnings in excess of
     billings                              --           90,527 (1)       90,527
   Furniture and fixtures                41,250        (33,000)(2)        8,250
   Accumulated depreciation            (370,689)         5,874 (2)     (364,815)
   Accounts payable                      76,633          3,134           79,767
   Accrued Expenses                     162,122       (136,157)(1)       25,965
   Billings in excess of
     costs and estimated
     earnings on uncompleted
     wells                                 --          255,019 (2)      255,019
   Deferred Revenue                        --           44,750 (1)       44,750
   Common stock                          49,261            245           49,506
   Additional Paid-in
     Capital                            771,851         18,040          789,891
                                    ===========    ===========      ===========
Operations for the year
  Ended December 31, 2004
  -----------------------
   Revenues                         $ 1,217,594    $  (388,831)(1)  $   828,763
   Costs and expenses                 1,402,108       (305,765)(1)    1,096,343
                                    ===========    ===========      ===========
Cash Flows for the
  year ended
  December 31, 2004
  -----------------
    Net Cash Provided by
    Operating Activities            $   112,682         (4,027)     $   108,655
    Net Cash Provided by
    Financing Activities                111,366            934          112,300
                                    ===========    ===========      ===========

The reason for the significant changes are as follows:

1. Adjustment to fully implement the percentage of completion accounting for wells being drilled.
2. Correction of recorded value of equipment and corresponding accumulated depreciation.
3. Accrual of oil and gas revenues.

                           CONSOLIDATED OIL & GAS, INC
                                  BALANCE SHEET
                      DECEMBER 31, 2005 AND MARCH 31, 2006



                                           December 31,      March 31,
                                               2005            2006
                                                           (Unaudited)
                                           ------------    ------------
   ASSETS

CURRENT ASSETS
    Cash                                   $    159,328    $     26,138
    Accounts receivable -
         Oil and gas                             14,952          18,970
         Joint interest billings                  9,382          38,373
         Other                                    5,000           2,500

    Inventory, at cost                           28,346          17,500
                                           ------------    ------------

              Total Current Assets              217,008         103,481
                                           ------------    ------------

PROPERTY AND EQUIPMENT
    Oil and gas properties                      225,711         619,332
    Equipment                                   915,466       1,215,787
    Furniture and fixtures                       22,160          23,060
                                           ------------    ------------
                                              1,163,337       1,858,179
         Less accumulated depreciation         (449,497)       (484,819)
                                           ------------    ------------
              Net Property and Equipment        713,840       1,373,360
                                           ------------    ------------

              Total Assets                 $    930,848    $  1,476,841
                                           ============    ============











   The accompanying notes are an integral part of these financial statements.


                           CONSOLIDATED OIL & GAS, INC
                                  BALANCE SHEET
                      DECEMBER 31, 2005 AND MARCH 31, 2006
                                   (CONTINUED)

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                              December 31,      March 31,
                                                                                  2005            2006
                                                                                              (Unaudited)
                                                                              ------------    ------------
CURRENT LIABILITIES
    Accounts payable                                                          $    169,023    $    555,238
    Accrued expenses                                                                35,005          62,813
    Billings in excess of costs and estimated earnings
       on uncompleted wells                                                        168,415         455,022
    Deferred revenue                                                               175,000          25,000
    Notes payable                                                                  112,568         209,568
    Current portion of long-term debt                                                3,663           3,703
                                                                              ------------    ------------

            Total Current Liabilities                                              663,674       1,311,344


LONG-TERM LIABILITIES
    Shareholder payable                                                              6,000           6,000
    Long -term debt, net of current maturities                                       9,160           8,179
    Commitments and contingencies                                                     --              --
                                                                              ------------    ------------

            Total Liabilities                                                      678,834       1,325,523
                                                                              ------------    ------------

STOCKHOLDERS' EQUITY
    Common Stock, $.001 par value, 100,000,000 shares
      authorized, 30,215,638 and 30,386,302 shares issued
      and outstanding at December 31, 2005 and March 31, 2006, respectively         30,216          30,386

    Additional paid-in capital                                                   1,003,481       1,108,611
    Retained (deficit)                                                            (781,683)       (987,679)
                                                                              ------------    ------------

            Total Stockholders' Equity                                             252,014         151,318
                                                                              ------------    ------------

            Total Liabilities and Stockholders' Equity                        $    930,848    $  1,476,841
                                                                              ============    ============








   The accompanying notes are an integral part of these financial statements.

                          CONSOLIDATED OIL & GAS, Inc.
                            STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                  Three Months Ended
                                                       March 31,
                                             ---------------------------
                                                 2005           2006
                                             ------------   ------------
Revenues
       Gas and oil sales                     $      6,671   $      9,701
       Contract drilling revenue                  451,219        581,893
       Other income                                  --             --
                                             ------------   ------------
                 Total Revenues                   457,890        591,594
                                             ------------   ------------
Costs and Expenses
       Lease operating expenses                     2,024          3,357
       Cost of developing leases                  365,139        604,262
       General and administrative                  84,802        170,751
       Interest expense                               540         19,220
                                             ------------   ------------

                                             ------------   ------------
                 Total Costs and Expenses         452,505        797,590
                                             ------------   ------------

                 Loss Before Income Taxes           5,385       (205,996)

Provision for Income Taxes                           --             --
                                             ------------   ------------

Net Income (Loss)                            $      5,385   $   (205,996)
                                             ============   ============

Basic and Diluted Loss Per Share                    nil     $      (0.01)
                                             ============   ============

Weighted Average Common Shares Outstanding     29,603,000     30,297,000
                                             ============   ============











   The accompanying notes are an integral part of these financial statements.

                          CONSOLIDATED OIL & GAS, INC.
                            STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                           Three Months Ended
                                                                March 31,
                                                         ----------------------
                                                            2005         2006
                                                         ---------    ---------

Cash Flows From Operating Activities
     Net Income (Loss)                                   $   5,385    $(205,996)

     Adjustments to reconcile net income loss
         to net cash provided by operating activities:
           Depreciation                                     17,876       35,322
           Common stock issued for services                 27,218       13,800
     Changes in operating assets and liabilities:
           Accounts receivable                              (3,835)     (30,509)
           Net change in billings related to costs and
               estimated earnings on uncompleted wells    (182,219)     286,607
           Inventory                                          --         10,846
           Other assets                                        500         --
           Accounts payable                                 99,207      386,215
           Accrued liabilities                               5,680       27,808
           Deferred revenues                               (44,750)    (150,000)
                                                         ---------    ---------

     Net Cash Flows Provided by Operating Activities       (74,938)     374,093
                                                         ---------    ---------

Cash Flows From Investing Activities
     Purchase of oil and gas production
         equipment and leases                              (22,563)    (693,942)
     Purchase of equipment, furniture and fixtures          (9,735)        (900)
                                                         ---------    ---------

     Net Cash Used by Investing Activities                 (32,298)    (694,842)
                                                         ---------    ---------

Cash Flows From Financing Activities
     Notes payable                                          15,501      100,000
     Payments on notes payable                                (615)      (3,941)
     Proceeds from sale of common stock                       --         91,500
                                                         ---------    ---------

     Net Cash Provided by Financing Activities              14,886      187,559
                                                         ---------    ---------

Change in Cash Balance                                     (92,350)    (133,190)

Cash at Beginning of Period                                 92,350      159,328
                                                         ---------    ---------

Cash at End of Period                                    $    --      $  26,138
                                                         =========    =========


   The accompanying notes are an integral part of these financial statements.

                          Consolidated Oil & Gas, Inc.
                  SELECTED INFORMATION FOR FINANCIAL STATEMENTS

                                 March 31, 2006
                                   (Unaudited)


NOTE 1:   BASIS OF PRESENTATION

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principals for interim financial information and with the instructions of Regulation S-B. They do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. However, except as disclosed herein, there has been no material change in the information from the Company's financial statements for the year ended December 31, 2005 included on the Company's Report on Form 10-SB. In the opinion of Management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2006, are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

NOTE 2:   GOING CONCERN CONSIDERATIONS

The Company neither has sufficient cash on hand nor is it generating sufficient revenues to cover its operating overhead. These facts raise doubts as to the Company's ability to continue as a going concern. The Company has been operating over the past year based on loans, stock sales and increases in its accounts payable. There is no guarantee that such sources of financing will continue to be available for operations to the company. In order to be able to complete the wells it is in the process of drilling and completing and to produce those wells, the Company will be required to obtain significant funding. Management's plans include attempting to find long-term financing for its equipment and finding partners for its drilling prospects. Management intends to make every effort to identify and develop sources of funds. There is no assurance that Management's plans will be successful.

                          Consolidated Oil & Gas, Inc.
                  SELECTED INFORMATION FOR FINANCIAL STATEMENTS

                                 March 31, 2006
                                   (Unaudited)


NOTE 3:   STOCK TRANSACTIONS

During the quarter ended March 31, 2006, the Company issued the following common shares:

-------------------------- ------------------ -----------------------------
     Number of Shares             Value                Description
     ----------------             -----                -----------
-------------------------- ------------------ -----------------------------

-------------------------- ------------------ -----------------------------
         142,214                $ 91,500           Issued for cash
-------------------------- ------------------ -----------------------------
          28,450                  13,800           Issued for services
         -------                --------
-------------------------- ------------------ -----------------------------
         170,664                $105,300
-------------------------- ------------------ -----------------------------

-------------------------- ------------------ -----------------------------

NOTE 4:   NOTE PAYABLE

Notes payable are comprised of the following;

     Note payable to an unaffiliated individual with a stated
          Interest amount of $16,000 (48% annual rate),
          interest and principal due April 10, 2006, secured
          by equipment                                               $ 200,000

     8 5/8% Note payable to a bank, due June 29, 2006,
          secured by a truck                                             9,568
                                                                     ---------

                                                                     $ 209,568

The $200,000 note has been renewed to June 10, 2006 at a stated rate of $75,000 (a 225% annual rate).

                                    PART III

Index to Exhibits

         The following exhibits are filed as a part of this Form 10-SB Registration Statement:

       Exhibit No.         Description
       -----------         -----------

         3(i)              Articles   of   Incorporation   of  Iowa   Industrial
                           Technologies, Inc. (new name Consolidated Oil & Gas, Inc.)*

         3(ii) Articles of Merger between Iowa Industrial Technologies, Inc. (the surviving entity) and Consolidated Oil & Gas, Inc. (the merging entity). These Articles change the name of the surviving company to Consolidated Oil & Gas, Inc.***

         3(iii) Bylaws of Iowa Industrial Technologies, Inc. (now named Consolidated Oil & Gas, Inc.)**

         10 Assignment of Oil, Gas and Mineral Leases and Bill of Sale from RCI Energy to Consolidated Oil & Gas, Inc. dated August 1, 2000.+


       10.1                Representative   Operating/Working   Interest   Owner
                           Agreement.++

       10.2                Promissory  Note and Bill of Sale dated  November  9,
                           2005.++


         16 Letter of March 8, 2006 of Clyde Bailey PC agreeing with the statements made in this Form 10-SB by Consolidated Oil & Gas, Inc., concerning Consolidated's change of principal independent accountants.***

         * Previously filed on June 25, 2001 as Exhibit 2.1 to Form 10-SB of Iowa Industrial Technologies, Inc. (new name Consolidated Oil & Gas, Inc.), EDGAR Accession Number 0001015402-01-501621; incorporated herein.

         ** Previously filed on June 25, 2001 as Exhibit 2.2 to Form 10-SB of Iowa Industrial Technologies, Inc. (new name Consolidated Oil & Gas, Inc.), EDGAR Accession Number 0001015402-01-501621; incorporated herein.

         ***Previously filed on March 10, 2006, with Form 10-SB, Commission File
         No.   000-51667,    EDGAR   Accession   Number    0001010549-06-000133;
         incorporated herein.

         +  Previously  filed on May 23,  2006,  as Exhibit  10 to Form  10-QSB,
         Commission    File    No.    000-51667,    EDGAR    Accession    Number
         0001010549-06-000344; incorporated herein.

         ++  Previously  filed on June 21, 2006,  with  Amendment  No. 3 to Form
         10-SB,   Commission  File  No.   000-51667,   EDGAR  Accession   Number
         0001010549-06-000400; incorporated herein.




                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CONSOLIDATED OIL & GAS, INC.




                                          By: /s/ James C. Yeatman
                                             -----------------------------------
                                             James C. Yeatman, President and CEO

July 6, 2006






















                                       30